Exhibit 99.3

AcuityAds Holdings Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

Dated March 9, 2023

70 University Ave

Suite 1200

Toronto, ON M5J 2M4

www.acuityads.com

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and twelve months ended December 31, 2022

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) explains the variations in the consolidated operating results, financial position, and cash flows of AcuityAds Holdings Inc. (“AcuityAds” or the “Company”) as at and for the three and twelve months ended December 31, 2022. In this MD&A, “this quarter”, “the quarter”, or “fourth quarter” refer to the three months ended December 31, 2022, and “year to date” refers to the twelve months ended December 31, 2022 unless the context indicates otherwise. All results commentary is compared to the equivalent period in 2021 or as at December 31, 2021, as applicable, unless otherwise indicated. This analysis should be read in conjunction with AcuityAds’ audited consolidated financial statements for the twelve months ended December 31, 2022, and related notes (the “Consolidated Financial Statements”). The Consolidated Financial Statements and extracts of those Consolidated Financial Statements provided in this MD&A, were prepared in Canadian dollars and in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, using the accounting policies described therein. As a result of the rounding of dollar differences, certain total dollar amounts in this MD&A may not add exactly to their constituent amounts. All amounts are presented in Canadian dollars unless otherwise indicated. Throughout this MD&A, percentage changes are calculated using numbers rounded as they appear. Readers are cautioned that this MD&A contains certain forward-looking information (please see the “Forward Looking Statements” section below for a discussion of the use of such information in this MD&A).

The Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

The information in this report is dated as at March 9, 2023.

Non-IFRS Financial Measures

This MD&A includes certain measures which are not defined terms in accordance with IFRS such as “Net Revenue”, “Net Revenue Margin”, and “Adjusted EBITDA”.

The term “Net Revenue” or Gross Profit refers to the net amount of revenue after deducting direct media costs. Net Revenue is used for internal management purposes as an indicator of the performance of the Company’s solution in balancing the goals of delivering excellent results to advertisers while meeting the Company’s margin objectives and accordingly, the Company believes it is useful supplemental information to include in this MD&A. The term “Net Revenue Margin” or Gross Margin refers to the amount that “Net Revenue” represents as a percentage of total revenue for a given period.

“Adjusted EBITDA” refers to net income after adjusting for finance costs, impairment loss, fair value gains, income taxes, foreign exchange gains and losses, depreciation and amortization, share-based compensation, acquisition and related integration costs, severance expenses, and executive transition expenses. The Company believes that Adjusted EBITDA is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities before taking into consideration how those activities are financed and taxed and also prior to taking into consideration depreciation of property and equipment and certain other items listed above. It is a key measure used by the Company’s management and board of directors to understand and evaluate the Company’s operating performance, to prepare annual budgets and to help develop operating plans.

“Net Revenue”, “Net Revenue Margin”, and “Adjusted EBITDA” are not measures of performance under IFRS and should not be considered in isolation or as a substitute for comprehensive income (loss) prepared in accordance with IFRS or as a measure of operating performance or profitability. “Net Revenue”, “Net Revenue Margin”, and “Adjusted EBITDA” do not have a standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and twelve months ended December 31, 2022

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A that are not current or historical factual information may constitute “forward-looking” statements within the meaning of applicable securities laws, regarding, among other things, the beliefs, plans, objectives, strategies, estimates, intentions or expectations of the Company, including as they relate to its financial results and its projected total revenue growth, its ability to execute on its investing and business strategies, the benefits of the illumin platform and AcuityAds’ programmatic marketing platform (the “Programmatic Marketing Platform”), and the effect of the COVID-19 pandemic on the Company’s business and operations. When used in this MD&A, forward looking statements can be identified by the use of words such as “may”, or by such words as “will”, “intend”, “believe”, “estimate”, “consider”, “expect”, “anticipate”, and “objective” and similar expressions or variations of such words. Forward-looking statements are, by their nature, not guarantees of the Company’s future operational or financial performance and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects, or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. No representation or warranty is intended with respect to anticipated future results, or that estimates, or projections will be sustained. Forward-looking information is provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company’s operations. Forward-looking information may not be appropriate for other purposes.

In developing the forward-looking statements in this MD&A, the Company has applied several material assumptions, including the availability of financing on reasonable terms, and general business and economic conditions. Many risks, uncertainties and other factors could cause the actual results of AcuityAds to differ materially from the results, performance, achievements, or developments expressed or implied by forward-looking statements that are contained in this MD&A. These risks, uncertainties and other factors include, but are not limited to the following: overall economic conditions, rapid technological changes, use of cookies, demand for the Company’s products and services, the Company’s ability to retain existing customers and attract new customers, including under the illumin platform; the Company’s ability to expand into additional advertising channels and expand its customer base in Canada, the U.S. and globally; the introduction of competing technologies, competitive pressures, network restrictions, fluctuations in foreign currency exchange rates, and other factors that may cause the actual results, performance or achievements to differ materially from those expressed or implied in these forward-looking statements.

Any financial outlook or future-oriented financial information (as defined in applicable securities laws) contained in this MD&A regarding prospective financial performance, financial position or cash flows is based on assumptions about future economic conditions or courses of action based on management’s assessment of the relevant information that is currently available. Future-oriented financial information contains forward-looking information and is based on a number of material assumptions and factors, as are set out above. The actual results of the Company’s operations for any period will likely vary from the amounts set forth in these projections and such variations may be material. Actual results will vary from projected results. Readers are cautioned that any such financial outlook and future-oriented financial information contained herein should not be used for purposes other than those for which it is disclosed herein.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and twelve months ended December 31, 2022

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties contained elsewhere in this MD&A, actual events may differ materially from current expectations. These risks and uncertainties include, among other things, the factors discussed in the “Risk Factors” section of this MD&A and under the “Risk Factors” section of the most recent Annual Information Form and included or discussed in the Company’s other periodic filings, such as previous MD&A, which are available under the Company’s profile on SEDAR at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in the MD&A are expressly qualified in their entirety by this cautionary statement.

OVERVIEW

AcuityAds is a technology company that enables marketers to connect intelligently with audiences across video, mobile, social and online display advertising campaigns. AcuityAds’ Programmatic Marketing Platform, powered by proprietary machine learning technology, is at the core of its business, accompanied by patented solutions for analytics-led video and mobile targeting that leverages data. AcuityAds empowers marketers by offering near real-time reporting and analytics, bringing accountability to programmatic advertising to deliver business results and help solve the key challenges that digital advertisers face. AcuityAds is headquartered in Toronto and has offices in the U.S., Canada, Spain, France, Brazil, Chile, Mexico, Colombia and Argentina. Its key customers include both agencies and brands, including large Fortune 500 enterprises and small to mid-sized businesses. AcuityAds’ technology enables programmatic advertising, which is the automated buying and selling of advertising inventory electronically. The platform is based on proprietary machine learning technology, the branch of artificial intelligence involving systems that learn from data inputs and outputs and can perform actions without the need for explicit programming. The platform has the capability to process billions of bid requests on a daily basis.

AcuityAds’ Programmatic Marketing Platform allows advertisers to manage their purchasing of online display advertising in real-time using programmatic ad buying, a method of buying online display advertising in which ad spots (called impressions) are released in an auction that occurs in milliseconds. AcuityAds purchases impressions for advertisers through agreements with publishers, ad networks and ad exchanges. Its technology platform benefits advertisers by enabling them to target specific audiences based on demographic and psychographic parameters as well as manage their bid amounts to purchase the advertising inventory that is most relevant for their campaigns. Real-time reporting enables advertisers to monitor specific performance metrics and react and pivot quickly to optimize campaigns to help ensure they achieve consumer targeting goals and key performance indicators.

AcuityAds’ illuminTM enables creation of consumer journeys with custom messages tied to propensity-scored audience, increasing efficiency and return on advertising investments. illumin is an advertising automation technology that offers planning, media buying and omnichannel intelligence from a single platform, allowing advertisers to map their consumer journey playbooks across screens and execute in real-time using programmatic technology. illumin has had excellent traction and experienced rapid growth since its launch and now accounts for a significant portion of the Corporation’s total revenue. For the three and twelve months ended December 31, 2022, revenue derived from illumin was $22,451,183 and $53,762,723 respectively compared to $10,172,803 and $26,020,954, respectively, of revenue in the comparable 2021 periods. This represents continued growth in the illumin platform as we reach the target customer base and realize on our significant growth potential.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and twelve months ended December 31, 2022

RESULTS OF OPERATIONS

Significant developments during the three and twelve months ended December 31, 2022, and to the date of this report include the following:

On May 16, 2022, AcuityAds commenced a normal course issuer bid ("NCIB") for its common shares, which is open until May 15, 2023 or such earlier time as the NCIB is completed or terminated at the option of the Company. Under the NCIB, AcuityAds may purchase for cancellation up to 5,500,000 common shares of the Company. Daily purchases are limited to 140,680 common shares, other than block purchase exceptions. The maximum number of common shares that may be purchased under the NCIB represents approximately 9.95% of AcuityAds’ public float as at May 3, 2022.

The common shares are purchased on behalf of the Corporation by a registered broker through the facilities of the Toronto Stock Exchange (“TSX”) and through other alternative Canadian trading platforms at the prevailing market price at the time of such transaction. The actual number of common shares that may be purchased, and the timing of any such purchases, is determined by the Company, subject to the applicable terms and limitations of the NCIB.  All common shares acquired by the Company under the NCIB will be cancelled.

The NCIB will terminate one year after its commencement, or earlier if the maximum number of common shares under the NCIB have been purchased. Although the Company has a present intention to acquire its common shares pursuant to the NCIB, the Company will not be obligated to make any purchases and purchases may be suspended by the Company at any time. The Company reserves the right to terminate the NCIB earlier if it feels it is appropriate to do so.

As of December 31, 2022, the Company purchased and cancelled 4,703,780 common shares at an average price of $3.08 per share totaling $14,499,976 through the NCIB.

Factors Affecting the Company’s Performance

We believe that the growth and success of the Company in the future depends on factors including, but not limited to, those described below.

Economic factors

Economic conditions may affect the Company’s results of operations and predictability of future income. Demand and supply are both driven by movements in the end consumer market, which may be affected by factors such as high inflation, recessionary fear and geopolitical instability. These conditions may reduce the spending committed by our existing and potential customers on marketing campaigns, and a less observable impact of our product (such as conversion rate) as received by the end consumers. Therefore, we foresee a less predictable period in the foreseeable future, where the Company’s revenue and other results may fluctuate, as we lack the visibility as to how customers may react to the economic factors discussed above.

Seasonality

Seasonality and cyclicality of the retail sales business may affect the Company’s revenue and operating results. Typically, retail advertisers concentrate spending in the fourth quarter during holiday seasons. However, some advertisers, such as those in the entertainment industry, may concentrate advertising spending outside of the fourth quarter, to coincide with the launch and display of contents or programs. As a result of these factors, one quarter’s operating results do not necessarily indicate future quarters’ operating results.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and twelve months ended December 31, 2022

Foreign Currency

A large portion of the Company’s revenue is earned in U.S. dollars from customers based in the U.S. Our results of operations are converted into our functional currency, Canadian dollars, using the average foreign exchange rates for each period presented. Given the material magnitude of our revenue earned in U.S. dollars, our operating results may be adversely impacted by an increase in the value of the Canadian dollar in relation to the U.S. dollar.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and twelve months ended December 31, 2022

SELECTED FINANCIAL INFORMATION

The following table presents selected summarized financial data for the Company for the three most recently completed financial years. The selected consolidated financial information set out below for Fiscal 2022, Fiscal 2021, and Fiscal 2020 has been derived from the Company’s audited annual Consolidated Financial Statements and related notes.

	Fiscal 2022	Fiscal 2021 (As restated)[1]	Fiscal 2020 (As restated)
Revenue	$121,038,735	$122,026,302	$104,894,048
By line of service:
Managed services	80,978,396	91,807,683	80,500,355
Self-service	40,060,339	30,218,619	24,393,693

Media Cost	60,250,973	58,461,333	50,808,810
Gross Profit	60,787,762	63,564,969	54,085,238
Gross Margin	50%	52%	52%

Sales and marketing expenses	24,042,497	22,274,113	18,127,414
Research and development	16,804,963	12,680,460	13,156,538
General and administrative	14,753,447	8,838,230	5,918,740
Share-based compensation	5,850,615	4,132,017	736,529
Depreciation and amortization	4,853,009	5,057,117	8,894,174
Income (loss) from operations	(5,516,769)	10,583,032	7,251,843

Finance costs	544,344	1,053,282	1,663,039
Foreign exchange (gain) loss	(6,269,843)	(3,374,098)	138,335
	(5,725,499)	(2,320,816)	1,801,374

Income taxes	962,167	1,150,917	1,497,701
Net income (loss) for the year	(753,437)	11,752,931	3,952,768

Net income (loss) per share (basic and diluted)	(0.01)	0.20	0.08
Adjusted EBITDA	5,756,557	20,271,899	15,798,119

Total assets	141,647,402	149,825,580	72,433,499
Total non-current liabilities	5,019,328	6,001,599	10,725,906
Working capital	90,231,817	105,692,066	26,763,590

(1) See “Restatement of previously issued financial statements” disclosure in this MD&A.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and twelve months ended December 31, 2022

Results for the three and twelve months ended December 31, 2022 and 2021

The following table provides selected financial information from the consolidated statements of income (loss) for the three and twelve months ended December 31, 2022 and 2021:

	Three months ended		Twelve months ended
	December 31,	December 31, 2021	December 31,	December 31, 2021
	2022	(As restated)[3]	2022	(As restated)3
Revenue	$40,010,206	$36,801,668	$121,038,735	$122,026,302
By line of service:
Managed services	26,640,756	26,610,018	80,978,396	91,807,683
Self-service	13,369,450	10,191,650	40,060,339	30,218,619
By geography:
U.S.	26,953,061	26,400,940	81,876,626	88,970,329
Canada	4,287,267	5,844,700	17,242,502	17,183,464
Other	8,769,878	4,556,028	21,919,607	15,872,509
Gross Profit (Net Revenue) [1]	19,360,693	19,139,096	60,787,762	63,564,969
Adjusted EBITDA[1]	2,447,426	5,872,288	5,756,557	20,271,899
Income (loss) from operations	(215,287)	3,046,120	(5,516,769)	10,583,032
Net income (loss)	(818,228)	2,645,206	(753,437)	11,752,931
Net income (loss) per share (basic and diluted) [2]	(0.01)	0.04	(0.01)	0.20

(1)	As defined in “Non-IFRS Financial Measures”.
(2)

Exercisable options to purchase 672,803 (2021 – 877,001) common shares were outstanding as at December 31, 2022. The weighted average number of options and warrants were excluded from the calculation of diluted loss per share for the periods ended December 31, 2022 and 2021 because their inclusion would have been anti-dilutive.

(3)	See “Restatement of previously issued financial statements” disclosure in this MD&A.

Three months ended December 31, 2022 and 2021

Revenue for the quarter was $40,010,206, an increase of $3,208,538, or 9%. from the same prior year period. The Company’s managed service revenue for the quarter was $26,640,756, essentially flat from the same prior year period. The Company’s self-service revenue for the quarter was $13,369,450, an increase of $3,177,800, or 31%, from the same prior year period. The increase in total revenue for the quarter was primarily a result of higher spend by existing clients that have, because of a short learning curve, gained traction on our illumin platform resulting in organic growth.

Revenue generated in the United States for the quarter was $26,953,061, an increase of $552,121, or 2%, from the same prior year period. Revenue generated in Canada for the quarter was $4,287,267, a decrease of $1,557,433, or 27% from the same prior year period. Revenue from other geographies for the quarter was $8,769,878, an increase of 92%.

Adjusted EBITDA for the quarter was $2,447,426, a decrease of $3,424,862, or 58%, from the same prior year period and was primarily attributable to higher operating expenses. Net loss for the quarter was $818,228, a decrease of $3,463,434, or 131%, primarily as a result of an increase in operating expenses as discussed under the operating expense section.

Twelve months ended December 31, 2022 and 2021

Revenue for the twelve months ended December 31, 2022 was $121,038,735, a decrease of $987,567, or 1%, from the same prior year period. The Company’s managed services revenue for the year was $80,978,396, a decrease of $10,829,287, or 12%, from the same prior year period. The Company’s self-service revenue for the year was $40,060,339, an increase of $9,841,720, or 33% from the same prior year period. The decrease in total revenue for the twelve months ended December 31, 2022 was primarily a result of lower spend by clients driven by economic headwinds, such as historically high inflation, the anticipation of lower inventory and lower demand due to persisting supply chain challenges and recessionary fears and pressures.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and twelve months ended December 31, 2022

Revenue generated in the United States for the twelve months ended December 31, 2022 was $81,876,626, a decrease of $7,093,703, or 8%, from the same prior year period. Revenue generated in Canada for the twelve months ended December 31, 2022 was $17,242,502, essentially flat from the same prior year period. Revenue from other geographies for the year was $21,919,607, an increase of $6,047,098, or 38%, from the same prior year period.

Adjusted EBITDA for the twelve months ended December 31, 2022 was $5,756,557, a decrease of $14,515,342, or 72%, from the same prior year period and was primarily attributable to higher operating expenses. Net loss for the twelve months ended December 31, 2022 was $753,437, a decrease of $12,506,368 from net income of $11,752,931 from the same prior year period. The decrease in net income was primarily a result of an increase in operating expenses due to growth initiatives and a lower Gross Profit.

Net Revenue

The following table sets out a reconciliation of Net Revenue (Gross Profit) to Revenue for each of the periods indicated:

	Three months ended		Twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021
Revenue	$40,010,206	$36,801,668	$121,038,735	$122,026,302
Media costs	20,649,513	17,662,572	60,250,973	58,461,333
Net Revenue	19,360,693	19,139,096	60,787,762	63,564,969
Net Revenue Margin	48.4%	52.0%	50.2%	52.1%

Three months ended December 31, 2022 and 2021

Media costs are comprised of advertising impressions that the Company purchased from real-time advertising exchanges or through other third parties. Media costs were $20,649,513 for the quarter compared to $17,662,572 for the same prior year period, for an increase of $2,986,941, or 17%. This increase in media costs was attributable to the increased revenue during the period attributable to the increased self-service revenue during the period, which has lower margins than managed. Net Revenue Margin was 48.4% for the quarter compared to 52.0% for the same prior year period.

Twelve months ended December 31, 2022 and 2021

For the twelve months ended December 31, 2022, media costs were $60,250,973 compared to $58,461,333 for the same prior year period. The increase in media costs of $1,789,640, or 3%, was attributable to the increased self-service revenue during the period, which has a lower margin than managed. Net Revenue Margin was 50.2% for the year, compared to 52.1% for the same prior year period.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and twelve months ended December 31, 2022

Reconciliation of Net income (loss) to Adjusted EBITDA for the three and twelve months ended December 31, 2022 and 2021

The following table presents a reconciliation of Net income (loss) to Adjusted EBITDA for the periods indicated:

	Three months ended		Twelve months ended
		December 31,		December 31,
	December 31, 2022	2021 (As restated)[1]	December 31, 2022	2021 (As restated)[1]
Net income (loss) for the period	$(818,228)	$2,645,206	$(753,437)	$11,752,931
Adjustments:
Finance costs	114,787	256,208	544,344	1,053,282
Foreign exchange (gain) loss	958,229	(774,611)	(6,269,843)	(3,374,098)
Depreciation and amortization	1,325,841	1,240,123	4,853,009	5,057,117
Income tax expense (recovery)	(470,075)	919,317	962,167	1,150,917
Share-based compensation	1,244,565	1,197,945	5,850,615	4,132,017
Severance expenses	92,307	27,500	490,570	139,133
Other expenses	-	360,600	79,132	360,600
Total adjustments	3,265,654	3,227,082	6,509,994	8,518,968
Adjusted EBITDA	$2,447,426	$5,872,288	$5,756,557	$20,271,899

(1)	See “Restatement of previously issued financial statements” disclosure in this MD&A.

Three months ended December 31, 2022 and 2021

Adjusted EBITDA for the three months ended December 31, 2022 was $2,447,426 compared to $5,872,288 for the same prior year period. The year-over-year decrease of $3,424,862 was primarily attributable to higher operating expenses as discussed under the operating expenses section.

Twelve months ended December 31, 2022 and 2021

Adjusted EBITDA for the twelve months ended December 31, 2022 was $5,756,557 compared to $20,271,899 for the same prior year period. The year-over-year decrease of $14,515,342 was primarily attributable to higher operating expenses and lower revenues.

Operating Expenses, Finance Costs, and Foreign Exchange

The following table summarizes various expenses for the three and twelve months ended December 31, 2022 and 2021:

	Three months ended		Twelve months ended
		December 31,		December 31,
	December 31, 2022	2021 (As restated)[1]	December 31, 2022	2021 (As restated)[1]
Sales and marketing	$7,296,589	$7,291,942	$24,042,497	$22,274,113
Technology	5,040,004	2,963,946	16,804,963	12,680,460
General and administrative	4,668,981	3,399,020	14,753,447	8,838,230
Share-based compensation	1,244,565	1,197,945	5,850,615	4,132,017
Depreciation and amortization	1,325,841	1,240,123	4,853,009	5,057,117
Finance costs	114,787	256,208	544,344	1,053,282
Foreign exchange (gain) loss	958,229	(774,611)	(6,269,843)	(3,374,098)

(1)	See “Restatement of previously issued financial statements” disclosure in this MD&A.

The Company’s rapid growth has led to fluctuating overall operating results due to higher expenditures in sales and marketing and research and development from quarter to quarter and increases in employee headcount.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and twelve months ended December 31, 2022

Sales and marketing expenses

Sales and marketing expenses consist of all costs associated with selling and marketing the Company’s services. The costs include all salary and benefit costs, commissions and variable compensation, travel, marketing, payroll taxes and employee health and related benefit expenses for the sales, marketing, and account management teams. Sales and marketing expenses for the quarter were $7,296,589 and were relatively flat compared to the same period of the prior year. Sales and marketing expenses represented 18% of revenue for the quarter compared with 20% for the same period of the prior year.

Sales and marketing expenses for the twelve months ended December 31, 2022 were $24,042,497, an increase of $1,768,384, or 8%, compared to the same prior year period. The year-over-year increase was primarily related to the increase in the sales team and an increase in sales-related expense due to the lifting of COVID-19 travel restrictions, capacity limits, and vaccine requirements. Sales and marketing expenses represented 20% of revenue for the twelve months ended December 31, 2022, compared with 18% for the same prior year period.

Technology

Technology expenses consist of all costs associated with increasing the Programmatic Marketing Platform’s effectiveness and efficiency. The majority of such costs are comprised of salary and benefit costs and costs associated with housing the required computer equipment. Technology expenses for the quarter were $5,040,004, an increase of $2,076,058, or 70%, compared to the same period of the prior year. Excluding government grants and capitalized salaries, technology expenses for the quarter increased by $2,349,882 compared to the same period from the prior year and represented 15% of revenue compared to 10% for the same period of the prior year.

During the quarter, the Company recognized nil in government grants related to technology from the Industrial Research Assistance Program (“IRAP”) compared to $535,200 during the same prior year period. During the quarter, the Company capitalized $1,109,024 of salary costs that related to revenue generating technology compared to $300,000 for the same prior year period.

Technology expenses for the twelve months ended December 31, 2022 were $16,804,963, an increase of $4,124,503, or 33%, compared to the same period of the prior year. Excluding government grants and capitalized salaries, during the twelve months ended December 31, 2022, technology expenses increased by $4,453,276 compared to the same period from the prior year and represented 17% of revenue compared to 13% for the same period of the prior year.

During the twelve months ended December 31, 2022, the Company recognized nil in government grants related to technology from IRAP compared to $2,149,092 during the same prior year period. During the twelve months ended December 31, 2022, the Company capitalized $3,737,030 of salary costs that related to revenue generating technology compared to $1,259,165 for the same prior year period.

General and administrative

General and administrative expenses include salaries and benefits of the administrative staff, occupancy costs, public company fees, insurance, professional fees, and supplies. General and administrative expenses for the fourth quarter were $4,668,981, an increase of $1,269,961, or 37%, compared to the same period of the prior year. The year-over-year increase was primarily related to increased legal and audit fees, as well as an increase to the overall size of the executive team. General and administrative expenses for the quarter represented 12% of revenue compared to 9% for the same period of the prior year.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and twelve months ended December 31, 2022

General and administrative expenses for the twelve months ended December 31, 2022 were $14,753,447, an increase of $5,915,217, or 67%, compared to the same period of the prior year. The year-over-year increase was primarily related to increased legal, advisory, audit, and insurance costs that arose from listing on the Nasdaq, as well as an increase to the overall size of the executive team. General and administrative expenses for the twelve months ended December 31, 2022 represented 12% of revenue compared to 7% for the same period of the prior year.

Share-based compensation

Share-based compensation expense for the quarter was $1,244,565, an increase of $46,620, or 4%, compared to the same period of the prior year. This increase in share-based compensation expense was related to an increase in grants issued to attract and also retain senior leadership positions.

Share-based compensation expense for the twelve months ended December 31, 2022 was $5,850,615, an increase of $1,718,598, or 42%, compared to the same period of the prior year. This increase in share-based compensation expense was related to an increase in grants issued to attract and also retain senior leadership positions.

Depreciation and amortization

Depreciation and amortization expense for the quarter was $1,325,841, an increase of $85,718, or 7%, compared to the same period of the prior year. The year-over-year increase was attributable to the increase in fixed asset balance during 2022.

Depreciation and amortization expense for the twelve months ended December 31, 2022 was $4,853,009, a decrease of $204,108, or 4%, compared to the same period of the prior year. The year-over-year decrease was attributable to the lower fixed asset balance as a result of fully amortizing certain fixed assets during 2022.

Finance costs

Finance costs for the quarter were $114,787, a decrease of $141,421, or 55%, compared to the same period of the prior year. The decrease in finance costs was primarily due to the debt repayment during the period, resulting in a lower outstanding debt balance as compared to the same period of the prior year.

Finance costs for the twelve months ended December 31, 2022 were $544,344, a decrease of $508,938, or 48%, compared to the same prior year period. The decrease in finance costs was primarily due to the debt repayment during the period, resulting in a lower outstanding debt balance as compared to the same period of the prior year.

Foreign exchange (gain) loss

Foreign exchange (gain) loss consists of the realized and unrealized exchange differences due to fluctuations between the Canadian dollar, the U.S. dollar, and the Euro. The Company recorded a net foreign exchange loss of $958,229 for the quarter compared to a gain of $774,611 for the same prior year period. The foreign exchange loss was a result of a decrease in the U.S. dollar in the quarter.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and twelve months ended December 31, 2022

For the twelve months ended December 31, 2022, the Company recorded a net foreign exchange gain of $6,269,843 compared to $3,374,098 for the same prior year period. The foreign exchange gain was a result of the large increase in the U.S. dollar in the period in conjunction with the large U.S. dollar cash balance held.

Historically, the Company has not hedged foreign currency transactions, but may elect to do so in the future if it is determined to be advantageous.

Summary of Quarterly Results

The following table sets out selected financial information for the Company on a consolidated basis for the last eight most recently completed quarters. The quarterly information has been prepared in accordance with IFRS.

(1)	See “Restatement of previously issued financial statements” disclosure in this MD&A.

LIQUIDITY AND CAPITAL RESOURCES

Selected financial information from the statements of financial position as at December 31, 2022 and December 31, 2021 are as follows:

	December 31, 2022	December 31, 2021
Cash and cash equivalents	$85,940,728	$102,208,807
Working capital(1)	90,231,817	105,692,066
Total assets	141,647,402	149,825,580
Current liabilities	33,501,726	30,767,973
Other non-current liabilities	5,019,328	6,001,599
Shareholders’ equity	103,126,348	113,056,008

(1) Working capital is defined as current assets less current liabilities.

As at December 31, 2022, the Company had cash and cash equivalents of $85,940,728 compared to $102,208,807 as at December 31, 2021 for a decrease of $16,268,079, or 16%. This decrease was largely due to the NCIB program and investments in our platform and other property and equipment, partially offset by the impact of foreign exchange on cash and cash equivalents.

Cash flows generated from operations were $1,780,951 during the twelve months ended December 31, 2022, compared to $19,693,544 during the same prior year period.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and twelve months ended December 31, 2022

Cash flows used in investing activities were $3,828,412 during the twelve months ended December 31, 2022, compared to $1,653,024 during the same prior year period. The increase was primarily due to an increase in intangible assets compared to the same prior year period.

Cash flows used in financing activities were $19,354,567 during the twelve months ended December 31, 2022, compared to a cash generation of $58,135,198 during the same prior year period. This decrease was primarily due to an equity raise that was completed during the prior year period and the repurchase of shares under NCIB in the twelve months ended December 31, 2022.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure, to the extent possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages its liquidity risk by continually monitoring forecasted and actual revenue and expenditures and cash flows from operations. While the Company currently has sufficient operating capital to meet its day-to-day operating expenses, it is possible that the Company could experience a working capital deficiency in the future, which would have a materially adverse effect on the Company’s liquidity. The Company currently has sufficient operating capital to meet its day-to-day operating expenses. The Company has credit facilities that are subject to certain general and financial covenants, including the delivery of annual audited consolidated financial statements to the holders. The credit facilities are secured by all material assets of the Company. The Company was in breach of one covenant as at December 31, 2022 and accordingly, the entire loan balance of $3,790,572 has been classified as a current liability as at December 31, 2022. However, the Company received a waiver from its lender, Silicon Valley Bank (“SVB”) after December 31, 2022 indicating that SVB does not intend to take any action and demand repayment of the loan balance under the agreement.

Management is also actively involved in the review and approval of planned expenditures. The Company’s principal cash requirements are for principal and interest payments on its debt, capital expenditures and working capital needs. The Company uses its operating cash flows, loans and borrowings and cash balances to maintain liquidity. In the event future cash flows from operations are lower than expected, the Company may need to seek additional financing, either by issuing additional equity or by undertaking additional debt. There is no certainty that additional financing, whether debt or equity, will be available or that it will be available on commercially attractive terms. Additional information can be found in the Company’s Consolidated Financial Statements which are available on SEDAR at www.sedar.com

Common Shares

Changes in the number of issued common shares of the Company from December 31, 2021 to December 31, 2022 are as follows:

Number of Common Shares
Balance as at December 31, 2021	60,733,803
Shares issued – Options exercised	247,866
Shares issued – DSUs exercised	183,505
Shares issued – RSUs exercised	347,527
Repurchase of shares for cancellation under NCIB	(4,703,780)
Balance as at December 31, 2022	56,808,921

Preference Shares

While the Company is authorized to issue an unlimited number of preference shares, the Company has no preference shares issued and outstanding.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and twelve months ended December 31, 2022

Stock Options

The Company presently issues stock options, deferred share units (“DSUs”), performance share units (“PSUs”) and restricted share units (RSUs”) pursuant to its omnibus long-term incentive plan (the “Omnibus Incentive Plan”). Prior to June 16, 2020, the Company issued stock options pursuant to its predecessor stock option plan (the “Stock Option Plan”) and DSUs pursuant to its predecessor deferred share unit plan (the “DSU Plan”). Although the Company no longer issues new stock options or DSUs pursuant to the predecessor Stock Option Plan and DSU Plan, respectively, previously issued stock options and DSUs remain outstanding and are governed by the existing plans under which they were initially issued.

The maximum number of common shares reserved for issuance, in the aggregate, under the Omnibus Incentive Plan, the Stock Option Plan, the DSU Plan and any other security-based compensation arrangement of the Company, collectively, is 15% of the aggregate number of common shares issued and outstanding from time to time. As at December 31, 2022, the Company was entitled to issue a maximum of 8,521,338 equity-based awards collectively under the Omnibus Incentive Plan, the existing Stock Option Plan, the existing DSU Plan and any other security-based compensation arrangement.

The following table summarizes the continuity of stock options issued by the Company under the Stock Option Plan:

	December 31, 2022		December 31, 2021

	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $

Options outstanding – Beginning of year	1,094,001	1.90	1,865,519	1.69
Granted	-	-	3,333	1.06
Forfeited or cancelled	(141,666)	4.06	(29,334)	1.06
Exercised	(247,866)	1.51	(745,517)	1.41

Options outstanding – End of period	704,469	1.60	1,094,001	1.90

Options exercisable – End of period	661,135	1.60	877,001	1.99

The following table summarizes the continuity of stock options issued by the Company under the Omnibus Incentive Plan:

	December 31, 2022		December 31, 2021

	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $

Options outstanding – Beginning of year	23,334	2.09	35,000	2.09
Granted	-	-	-	-
Forfeited or cancelled	-	-	-	-
Exercised	-	-	(11,666)	2.09

Options outstanding – End of period	23,334	2.09	23,334	2.09

Options exercisable – End of period	11,668	2.09	-	-

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and twelve months ended December 31, 2022

Deferred Share Units

During the three and twelve months ended December 31, 2022, the Company issued 56,296 and 166,432 DSUs, respectively to employees, officers, directors, and consultants of the Company as compared to 14,205 and 63,876 during the prior year periods, respectively.

During the three and twelve months ended December 31, 2022, 5,867 and 183,505 DSUs, respectively, were exercised as compared to 31,997 and 578,053 during the prior year periods, respectively.

Restricted Share Units

During the three and twelve months ended December 31, 2022, the Company issued 1,260,581 and 3,057,160 RSUs, respectively to employees, officers, directors, and consultants of the Company as compared to 649,161 and 952,967 during the prior year periods, respectively.

During the three and twelve months ended December 31, 2022, 44,768 and 347,527 RSUs, respectively, were exercised as compared to 49,184 and 271,697 during the prior year periods, respectively. As at December 31, 2022, the Company had 4,244,825 RSUs outstanding.

Restatement of previously issued financial statements

During the preparation of the 2022 annual financial statements, the Company determined that the Share-based compensation expense related to RSUs and DSUs was not being recorded properly starting prior to January 1, 2021. The effect of this error is an overstatement of the Share-based compensation expense and an overstatement of the Contributed surplus balance. The item impacted the Company’s reported net income, but did not impact its cash flows.

In addition, the Company determined that Contributed surplus was not being transferred to Share capital when stock options were exercised starting prior to January 1, 2021. The effect of this error is an overstatement of the Contributed surplus balance and an understatement of the Common share balance. The item did not impact the Company’s reported net income or cash flows.

The Company concluded that the above errors were material to the previously issued consolidated financial statements and as such, the Company has restated its comparative consolidated financial statements, as applicable. The following table presents the impact of the restatements on the Company’s comparative Consolidated Statements of Comprehensive Income (Loss) as at December 31, 2021:

	As Reported	As Restated

Share-based compensation expense	$5,329,438	$4,132,017
Operating expenses	54,179,358	52,981,937
Income (loss) from operations	9,385,611	10,583,032
Net income (loss) before income taxes	11,706,427	12,903,848
Net income (loss) for the year	10,555,510	11,752,931
Basic and diluted net (loss) per share	0.18	0.20
Comprehensive income (loss) for the year	10,586,679	11,784,100

The following table presents the impact of the restatements on the Company’s comparative Consolidated Statement of Changes in Shareholders’ Equity as at December 31, 2021:

	As Reported	As Restated

Common shares	$124,036,377	$126,736,698
Contributed surplus	10,620,976	6,461,456
Deficit	22,047,563	20,588,364

The cumulative impact of the restatement to Shareholders’ equity as of January 1, 2021 was an increase of $1,912,607 to Common Shares, a decrease to Contributed Surplus of $2,174,385, and a decrease to Deficit of $261,778.

CONTRACTUAL OBLIGATIONS

The following are the contractual maturities for the financial liabilities:

	December 31, 2022

	Carrying amount $	Total contractual cash flows $	Less than 1 year $	1 to 3 Years $	> 3 years $

Accounts payable and accrued liabilities	26,546,031	26,546,031	26,546,031	-	-
International loans	431,774	431,774	240,752	191,022	-
Term loans	3,790,572	3,963,031	3,963,031	-	-
Lease obligations	6,649,995	7,112,820	2,881,804	3,092,024	1,138,992

	37,418,372	38,053,656	33,631,618	3,283,046	1,138,992

	December 31, 2021

	Carrying amount $	Total contractual cash flows $	Less than 1 year $	1 to 3 Years $	> 3 years $

Accounts payable and accrued liabilities	24,853,497	24,853,497	24,853,497	-	-
International loans	882,085	882,085	467,312	414,773	-
Term loans	5,916,956	6,222,416	2,478,838	3,743,578	-
Lease obligations	4,206,869	4,724,847	2,058,161	2,666,686	-

	35,859,407	36,682,845	29,857,808	6,825,037	-

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future material adverse effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and twelve months ended December 31, 2022

TRANSACTIONS WITH RELATED PARTIES

During the three and twelve months ended December 31, 2022, there were no transactions with related parties.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Consolidated Financial Statements and application of IFRS often involve management's judgment and the use of estimates and assumptions deemed to be reasonable at the time they are made. Significant assumptions and estimates used in preparing the financial statements include those related to credit quality of accounts receivable, income tax credits receivable, share-based payments, impairment tests for non-financial assets, as well as revenue and cost recognition. AcuityAds bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. The Company reviews estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which estimates are revised and may impact future periods as well. Other results may be derived with different judgments or using different assumptions or estimates and events may occur that could require a material adjustment. Significant accounting policies and estimates under IFRS are found in Note 2 of the Company’s Consolidated Financial Statements which are available on SEDAR at www.sedar.com.

CHANGES IN ACCOUNTING POLICIES

Recently adopted accounting pronouncements

For the period ended December 31, 2022, the Company has adopted new accounting policies as disclosed in Note 2 of the Company’s Consolidated Financial Statements. The application of those amendments and interpretations had no significant impact on the Company’s Consolidated Financial position or results of operations.

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management, under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer (collectively the “Certifying Officers”), is responsible for establishing and maintaining disclosure controls and procedures (“DC&P”), as that term is defined in National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings and Rule 13a-15(e) of the Exchange Act. DC&P have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. Management, including the Certifying Officers evaluated the effectiveness of the Company’s DC&P and have concluded that, because of the material weakness in the Company’s ICFR described below, the Company’s DC&P were not effective as of December 31, 2022.

Management, under the supervision of the Certifying Officers, is responsible for establishing and maintaining an adequate system of “internal control over financial reporting” (“ICFR”), as that term is defined in National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings and Rule 13a-15(f) of the Exchange Act.  Management, including the Certifying Officers, have assessed the effectiveness of the Company’s ICFR in accordance Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management, including the Certifying Officers, have determined that the Company’s ICFR was not effective as of December 31, 2022.

As of December 31, 2022, management, including the Certifying Officers, determined a material weakness existed in the Company’s ICFR in the design and implementation of the oversight processes related to the appropriate calculation of share-based compensation expense and the subsequent classification of exercised options between Share Capital and Contributed Surplus. The expense error overstated prior year expense, which led to a restatement of the 2021 Consolidated Statement of Comprehensive Income (Loss) and a further adjustment for the year ended December 31, 2022. The improper classification within Shareholders’ Equity resulted in an overstatement of Contributed Surplus and an understatement of Share Capital. Management determined that there was a deficiency in the adequacy of the review of the process as well as having individuals with the requisite technical accounting knowledge preparing the journal entries.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and twelve months ended December 31, 2022

A material weakness is a deficiency, or combination of deficiencies, in ICFR such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements may not be prevented or detected on a timely basis. As a result of the material weakness determination, management has begun to take steps to remediate the material weakness including the hiring of an individual with the requisite technical accounting knowledge. Management is taking further steps to correct the amortization calculation with the system vendor to the appropriate method and adopted a review methodology that reconciles system outputs back to source data as part of the period-end financial reporting process.

Management has concluded that, except as otherwise described above, there were no changes to the Company's ICFR for the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company's ICFR.

OUTSTANDING SHARE DATA

As at March 9, 2023, 56,808,921 common shares and no preference shares were issued and outstanding. In addition, as at March 9, 2023, there were 727,803 stock options outstanding, each of which represents the right to acquire one common share, with exercise prices ranging from $0.96 to $2.09 per share. As at March 9, 2023, there were 662,898 DSUs outstanding and 4,148,730 RSUs outstanding, each of which represents the right to acquire one common share.

RISK FACTORS

AcuityAds is exposed to a variety of business risks, financial and accounting risks, and industry risks in the normal course of operations. A detailed description of risk factors associated with the Company’s business is given in the “Risk Factors” section of the Annual Information Form for the year ended December 31, 2022, which is available under the Company’s profile on SEDAR at www.sedar.com.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s AIF, is posted on SEDAR at www.sedar.com. The Company’s common shares are listed on the TSX under the symbol “AT” and the Nasdaq under the symbol “ATY”.